# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### December 16, 2010


## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934


### Zale Corporation


### File No. 1-04129 - CF#26105

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Zale Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on December 8, 2010.

Based on representations by Zale Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:


       Exhibit 10.1       through October 1, 2015


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brigitte Lippmann
Special Counsel